Exhibit 99.5

Imperial Tobacco Group PLC - Transaction in Own Shares

Purchase of own securities

Imperial Tobacco today acquired from Morgan Stanley Securities Limited 500,000 of its ordinary shares at an average price of 1677.5983 pence per ordinary share. The purchased shares will all be held as treasury shares. Following the above purchase, Imperial Tobacco holds 40,403,500 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 688,797,421.

Contacts:

Nicola Tate	Imperial Tobacco Group PLC	0117 933 7082
John Nelson-Smith	Imperial Tobacco Group PLC	0117 933 7032
Paul Baker	Morgan Stanley	020 7425 8000

Copies of our announcements are available on our website:  www.imperial-tobacco.com